FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 24, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDENDS ON SERIES F, H and L NON-CUMULATIVE DOLLAR PREFERENCE SHARES OF US$0.01 FOR THE THREE MONTHS TO 31 MARCH 2012

The Directors have declared the specified dividends on the undernoted Series of non-cumulative dollar preference shares of US$0.01 each, all of which are represented by American Depositary Shares, for the three months to 31 March 2012. The dividends will be paid on 30 March 2012 at the undernoted rates to holders on the register at the close of business on 15 March 2012.

Series	Dividend payable per share
Series F	US$0.478125
Series H	US$0.453125
Series L	US$0.359375

DIVIDEND ON SERIES 1 NON-CUMULATIVE CONVERTIBLE DOLLAR PREFERENCE SHARES OF US$0.01 FOR THE SIX MONTHS TO
31 MARCH 2012
The Directors have declared the specified dividend on the undernoted series of non-cumulative convertible dollar preference shares of US$0.01 each for the six months to 30 September 2011. The dividend will be paid on 30 March 2012 at the undernoted rate to holders on the register at the close of business on 15 March 2012.

Series	Dividend payable per share
Series 1	US$45.59

24 February 2012

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 February 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary